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                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [ ] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
For Period Ended: December 31, 1999                        +------------------+
                                                           | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |     0-5426       |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |    977284108     |
For the Transition Period Ended: ________________________  +------------------+

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| Read Instruction (on back page) Before Preparing Form. Please Print or Type  |
|  Nothing in this form shall be construed to imply that the Commission has    |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant
                               The Wiser Oil Company
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
                               8115 Preston Road, Suite 400
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City, State and Zip Code
                               Dallas, TX 75225
PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)

   On January 11, 2000, the Company filed preliminary proxy materials with the Securities and Exchange Commission (the "SEC"). The preliminary proxy materials included the Company's financial statements for the year ended December 31, 1998, and the three months ended September 30, 1999. The SEC selected the Company's preliminary proxy materials for review and issued its comment letter with respect to these proxy materials on February 22, 2000. Certain of the SEC's comments related to the Company's financial statements and the management's discussion and analysis included in the proxy statement.

   On March 20, 2000, the Company filed revised preliminary proxy materials in response to the SEC's comments. The revised proxy materials included the Company's financial statements for the year ended December 31, 1999 and management's discussion and analysis for that period because the financial statements in the original filing had become stale. In the Company's letter dated March 20, 2000 responding to the SEC's comments, the Company requested that the SEC provide any additional comments to the financial statements and management's discussion and analysis included in the revised proxy materials on or before March 30, 2000 so that such comments could be addressed in the Company's Annual Report on Form 10-K for the year ended December 31, 1999 without having to file an amendment to the Form 10-K. The SEC has indicated that it will not be able to review and provide any additional comments to the proxy materials, including the financial statements and management's discussion and analysis, until after the filing deadline for the Form 10-K.

   For the reasons stated above, the Company believes that it would have to incur unreasonable expense and would be required to expend unreasonable efforts in order to file its Annual Report on Form 10-K for the year ended December 31, 1999 on or before March 30, 2000.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
     LAWRENCE J. FINN                    214                   265-0080
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).*                               [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [ ] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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*  The Company sold a significant portion of its oil and gas properties in April and May 1999. The Company disclosed the material terms of the agreements regarding the sale of these properties in its Annual Report on Form 10-K for the year ended December 31, 1998. The Company's 1998 Form 10-K was filed on April 15, 1999 after the Company filed a Form 12b-25 stating that the Company would be unable to timely file our Form 10-K due to significant staff reductions in December 1998. Although the narrative description of these sales as required in Item 2 of the Form 8-K was disclosed in our Form 10-K within 15 days after their occurrence, the Company did not include pro forma financial statements required pursuant to Article 11 of Regulation S-X. Therefore, the Company filed a Form 8-K on March 20, 2000 that includes the required pro forma financial statements giving effect to these sales.


SEC 1344 (2-99)